Exhibit 4.14

MINERAL RESERVES AND MINERAL RESOURCES

Primero’s total Mineral Reserves and Mineral Resources at December 31, 2017, are shown in the tables below, and are qualified by the more detailed disclosure set out in the following sections.

Total Mineral Reserves and Mineral Resources as at December 31, 2017.
Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	4.1	3.8	304	495	39,662
Total Proven & Probable					495	39,662

Mineral Resources
Measured & Indicated	San Dimas	4.9	5.1	385	811	60,936
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					823	62,222
Inferred Resources	San Dimas	6.9	3.5	319	782	70,859
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					799	73,898

See Notes to Mineral Reserves and Mineral Resources on pages 24 - 26.

MINING ACTIVITIES

SAN DIMAS MINE

Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp.” dated April 18, 2014 (the “San Dimas Technical Report”), prepared in accordance with NI 43-101 by J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo, each a “Qualified Person” for the purposes of NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

The scientific and technical information after April 18, 2014 under the heading “Mining Activities – San Dimas Mine” is based on information reviewed and approved by Dave Laudrum, P.Geo., Senior Resource Manager for Primero.

Historical Production

Historical mill production for the San Dimas Mine from 2003 to 2017 is summarized in the following table:

San Dimas Mine Production		Grade		Contained Ounces
Year	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(1)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134
2013	0.767	4.7	258	115	6,362
2014	0.898	4.7	232	134	6,606
2015	0.993	4.9	274	156	8,760
2016	0.759	3.9	228	94	5,564
2017	0.445	4.4	296	62	4,235

(1)	Primero acquired the San Dimas Mine on August 6, 2010.

Drilling

Prior to Primero’s acquisition of the San Dimas Mine, all drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011, definition drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources, and only drilling designed to test new targets was designated as exploration drilling. The total drilling conducted in 2017 is shown in the following table.

Area	Number of Drill Holes	Metres
Tunel San Fernando	2	849
Santa Jessica	66	17,522
Santa Regina	22	7,155
Perez	10	2,452
Sistema San Luis	2	399
Victoria	24	7,142
San Juanito	3	1,002
San Rafael	7	2,583
Alexa	12	2,226
Trinidad	3	1,158

Total	151	42,487

Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations established on development headings driven to access the vein. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling, targeting deep veins, can be up to 1,000 metres long. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a Qualified Person for the purposes of NI 43-101 has reviewed the appropriate reports, and is of the opinion that the analytical and database quality and the geological interpretations support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

Mining Operations

The San Dimas Mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Typical mining of the vein systems is by mechanized cut-and-fill and long-hole, using drill jumbos or jacklegs, pneumatic long-hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is load-haul-dump (LHD) equipment feeding trucks for haulage to the portal and then plant stockpiles. In the Tayoltita mine, the LHD equipment load rail wagons for haulage to the Tayoltita mill crushing plant. Development waste is generally moved to stopes as fill.

There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 9 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

In 2017 Primero continued to implement major safety initiatives which required that all workers in the underground mine would only work under supported ground, and the systematic installation of ground support is now a requirement in all active workplaces. This initiative reduced production rates due to the time involved in installing the ground support.

During 2017, the San Dimas Mine produced 73,665 gold equivalent ounces (just below the Company’s revised guidance range of 75,000 to 90,000 gold equivalent ounces), and 60,167 ounces of gold and 3,962,580 ounces of silver. Throughput at the San Dimas Mine in 2017 averaged 1,219 TPD (based on 365 day availability).

Environmental Matters

During the year ended December 31, 2017, the Company spent $0.55 million on capital projects related to environmental protection. This included continued improvements to the tailings storage areas and some surface water management structures. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and was completed in the third quarter of 2016 (with the exception of modifications to the tailings pipelines suspension bridge which will be completed in the fourth quarter of 2018).

In 2015, a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by AMEC Foster Wheeler. The stability evaluation of the storage facility currently in use shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate possible major storm events. The engineering of these improvements was completed in late 2015 and construction started in the second quarter of 2017 with the modification of the ditches completed at the end of the third quarter 2017. Following a planned visit to site in September 2017, AMEC Foster Wheeler recommended additional changes to the design of eastern dam and the solution pond located at the east end of the facility. Modifications to the design were completed at the end of 2017. Work on the eastern dam, spill way and solution pond is planned to resume at the start of the second quarter 2018 with completion planned for 2019.

The San Dimas Mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $31.6 million at December 31, 2017 and the present value of the obligation was estimated at $11.4 million, calculated using a discount rate of 7.39% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is 17 years. In respect of the decommissioning liability, San Dimas Mine expects to incur $2.2 million in 2019 and $2.0 million in 2020 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

On November 3, 2017, a 1” PVC pipe failed inside the process plant spraying process solution containing cyanide over the perimeter wall. Approximately 1.5 cubic metres of cyanide solution spilt onto adjacent soils and into the Piaxtla river. The Company’s emergency response plans addressed the spill and authorities were promptly notified. The analysis of the equipment failure was completed and all observations and recommendations have been closed out.

In addition, Primero is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2020.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was closed in 2003. The tailings dam site is located in a sharp curve in a steep walled river canyon downstream of the remnants of the mill. The river was diverted through two tunnels which were excavated in the canyon wall on the inside of the river bend. A third tunnel for road access was excavated and also serves as an additional channel for the river in high flow periods. In 2002, the then owner of the mine (Wheaton River Minerals Ltd.) identified the San Antonio tailings dam as a risk to failure due to a low safety factor in the dam, the risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the potential for erosion of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed; however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years. Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, is planned to be completed in 2020. See “Risk Factors – San Dimas Tailings Management Risks”.

Reserves and Resources

The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

At the San Dimas Mine, the Mineral Reserves and associated Mineral Resources were constrained in 64 individual geological models and block models. Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Resources. In addition to the GEMS models, Leapfrog geological models were created for 22 of the main veins which honour the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres.

Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins in the December 2015, December 2016 and December 2017 estimates.

Due to the poor Quality Assurance/Quality Control (“QA/QC”) results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource. Improved QA/QC methods and practices were implemented commencing in 2012 and have continued since then. Commencing with the 2013 Mineral Resources estimate, the Company has been able to classify Measured Mineral Resources. The Company utilizes an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates.

Samples assayed in an external laboratory (SGS in Durango), are subject to a QA/QC process consisting of the regular insertion of standard reference materials and blank materials.

Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t gold fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

For the estimation of Mineral Reserves, Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods continue to be practised at the San Dimas Mine, with respective minimum mining widths of 3 metres and 1 metre. The Company has introduced the use of long-hole mining method at the San Dimas Mine, rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 45%. For the veins upon which the year-end 2017 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 12%, 35% and 52%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

Commencing in 2016 the Company has applied a two-pass cut-off grade at the San Dimas Mine. Firstly an all-in sustaining cost cut-off grade was applied to highlight areas for inclusion in the Mineral Reserve, followed by the application of an operating cost cut-off grade to highlight additional incremental material for potential inclusion. The all-in sustaining cost cut-off grade applied was 3.22 g/t gold equivalent (“AuEq”) and considers direct operating costs and sustaining capital costs. The operating cut-off grade next applied was 2.22 g/t AuEq and considers direct operating costs only. For the 2017 Mineral Reserve, similar operational, revenue and cost assumptions have been used.

Proven and Probable Mineral Reserves for the San Dimas Mine at December 31, 2017 decreased 22,000 ounces of gold and 1.6 million ounces of silver from year-end 2016.

The results of the Mineral Resource and Mineral Reserve estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2017. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut-off and price data are shown in the footnotes.

Classification	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven	1.2	4.3	364	168	14,118
Probable	2.8	3.6	279	327	25,544
Proven & Probable	4.1	3.8	304	495	39,662

Mineral Resources
Measured & Indicated	4.9	5.1	385	811	60,936
Inferred	6.9	3.5	319	782	70,859

Notes to Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.

2.

A two-pass cut-off grade was applied at San Dimas; first-pass of 3.22 g/t gold equivalent based on total all-in costs of $118.00/t ($81/t direct costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold equivalent based on direct operating costs only. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.

3.	Assumed processing recovery factors at San Dimas for gold of 95% and silver of 92% were used in the cut-off grade calculation.

4.	Exchange rate assumed is MXN$18.00/US$1.00.

5.

The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”).

6.

Mineral Reserves do not consider the silver purchase agreement which exists with Silver Wheaton Corp. such that the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.

2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.

3.	San Dimas cut-off grade of 2.0 g/t AuEq was applied.

4.

The Mineral Resource estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager for Primero and QP for the purposes of NI 43-101.

Other than as described herein, Primero is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

SCHEDULE “B”

MATERIAL MINERAL PROJECTS

SAN DIMAS

Property Description and Location

The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 kilometres (“km”) west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

The San Dimas property consists of 93 contiguous concessions covering approximately 28,423 hectares, having expiry dates ranging from 2019 to 2055. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas Mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad construction was completed in May 2014.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican “Federal Electricity Commission” (“CFE”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total requirement of the San Dimas Mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.